News Release

B2Gold Corp. Completes Mill Construction More Than Three Months Ahead of Schedule and Announces
an Expanded and Updated Mine Plan for the Fekola Mine Located in Southwestern Mali

Vancouver, September 25, 2017 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce that the Company has completed construction of the Fekola mill and commenced ore processing, more than three months ahead of schedule and on budget, at the Fekola Mine. Gold is now in the circuit and the first gold pour is anticipated by mid-October 2017. The Company expects to achieve commercial production and produce between 50,000 to 55,000 ounces of gold by the end of 2017. In addition, the Company announces it has completed a new Life of Mine (“LoM”) plan for the Fekola deposit that projects higher mill throughput and annual gold production, and lower projected operating costs per ounce and all-in sustaining costs (“AISC”) per ounce of gold than the original (4 million tonnes per annum (“MTPA”)) plan in the Optimized Feasibility Study (“OFS”). The new LoM plan was completed based on the expanded 5 MTPA mill throughput and takes into account an early start-up, increased processing throughput, and improved open-pit design and scheduling versus the OFS (see table below).

New Fekola LoM Plan Highlights:

A comparison of the OFS and LoM is as follows:

Parameters[1]	OFS – 4 MTPA	New LoM – 5 MTPA
	(June 2015)	(September 2017)
LoM Gold Production (million ounces)	3.45	3.45
LoM (years)	12.5	10
Gold Production: LoM (‘000 ounces)	276	345
Gold Production: Years 1-3 (‘000 ounces)	333	400
Gold Production: Years 1-7 (‘000 ounces)	350	374
Operating Cash Cost: LoM (US$/oz)	552	428
Operating Cash Cost: Years 1-3 (US$/oz)	464	357
Operating Cash Cost: Years 1-7 (US$/oz)	418	391
AISC: LoM (US$/oz)	752	664
AISC: Years 1-3 (US$/oz)	717	604
AISC: Years 1-7 (US$/oz)	661	643

•	No material change to Feasibility Mineral Reserves with the new resource model, pit and phase designs, and production plan. The contained Mineral Reserve remains 3.34 million ounces[2] contained in 43.8 million tonnes at an average grade of 2.37g/t
•	No material change to mining production or fleet size
•	Processing throughput increased to 5 Mtpa vs. 4 Mtpa in the OFS
•	Significant upside in mine life and ounces produced exists within current resource, with further potential as adjacent and other targets are developed

1Gold production, cash operating costs and AISC are presented on an average annual basis
2Mineral Reserves are reported on a 90% attributable basis

The Fekola Project has been built using the same construction team that had previously completed four gold mines, on schedule and on budget, for B2Gold’s predecessor company (Bema Gold Corporation) and B2Gold. Prior to construction, the Company recognized the exploration potential beyond the initial reserves and decided to build the Fekola mill with a 25% design capacity to allow for future expansion of the mill throughput from 4 MTPA to 5 MTPA for an additional expenditure of approximately $18 million. Due to the success of the Fekola Mine construction (more than three months ahead of schedule and on budget) and further exploration success at Fekola, the Company decided to expedite the expansion and complete it during the construction phase rather than post construction. The Fekola Project remains on budget; total cumulative forecast construction costs for the project (from inception to completion) include pre-construction sunk costs of approximately $41 million, feasibility study construction costs of $462 million and $18 million additional costs for the mill expansion to 5 MTPA. Additionally, another $20 million is expected to be spent on relocating the village of Fadougou.

In 2018, the Fekola Mine is now projected to produce between 400,000 and 410,000 ounces of gold at an operating cost of approximately $354 and AISC of $609 per ounce of gold.

Exploration

B2Gold’s exploration team believes the expansive Fekola property has the potential to host additional large Fekola-style gold deposits. Surface exploration, regional drilling and geophysics to date have identified numerous targets.

The Company has drilled approximately 2,800 aircore, reverse circulation and diamond drill holes totalling 180,000 metres. Approximately 75% of the drilling has focused on exploration drilling with the remainder on in-fill drilling. Based on the successful results to date, the Fekola Mine and regional exploration budgets for 2017 have been increased by $3.8 million to $15.4 million.

The resource identified to date from drilling below and to the north of the Fekola reserve boundary combined with the near-pit portion of the Kiwi zone (to the north) could add 900,000 ounces (2/3 in the indicated category) and is being further drilled to potentially move resources from the inferred category into the measured and indicated categories. Drilling further to the north of the reserve pit boundary has identified additional gold mineralization near surface and in some deeper holes. This indicates the potential to increase the gold resources and ultimately expand the planned Fekola reserves further to the north.

Deeper below the Kiwi zone is the down-plunge extension of the main Fekola ore body. Drilling in this zone (Fekola Deeps) has intercepted Fekola-type gold grades over large intervals. If the on-going drilling between the near surface Kiwi zone and Fekola Deeps continues to encounter good grade gold mineralization, there is the potential for the Fekola pit to ultimately become much larger to exploit both the Kiwi zone and a portion of Fekola Deeps by open pit. The Fekola Deeps zone remains open further to the north further down dip and has the potential to be exploited by underground mining.

The Company anticipates another large exploration budget (approximately $15 million) for Fekola in 2018, for in-fill drilling, further exploration drilling at the Kiwi and Fekola Deeps zones and regional exploration. The Company anticipates announcing results from the 2017 drilling program in November 2017.

Update on the Fekola Shareholder Agreement and Mining Convention

In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company, Fekola SA, which now holds the Company’s interest in the Fekola Project. Upon signing of a shareholder’s agreement between the Company and the State of Mali (the “Fekola Shareholder Agreement”), the Company will contribute a 10% free carried interest in Fekola SA to the State of Mali. The State of Mali also has the option to purchase an additional 10% of Fekola SA which it has confirmed its intent to exercise. The Company has signed a mining convention in the form required under the 2012 Mining Code (the “Fekola Convention”) that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Project with the State of Mali. The Company recently finalized certain additional agreements with the State of Mali including the Fekola Shareholders Agreement and an amendment to the Fekola Mining convention to address and clarify certain issues under the 2012 Mining Code. The Fekola Mining Convention, as amended, will govern the procedural and economic parameters pursuant to which the Company will operate the Fekola Project.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing intermediate gold producers in the world. Founded in 2007, today, B2Gold has five operating mines (four in production and one in pre-production), and numerous exploration and development projects in various countries including Finland, Nicaragua, the Philippines, Namibia, Mali and Burkina Faso.

Based on current assumptions and updates to B2Gold’s current year guidance and long-term mine plans, the Company is projecting consolidated gold production in 2017 of between 530,000 and 570,000 ounces (including estimated pre-commercial production from the Fekola Mine of between 50,000 and 55,000 ounces); and in 2018, significantly increasing to between 925,000 and 975,000 ounces, with the inclusion of the anticipated first full-year of commercial production at Fekola.

ON BEHALF OF B2GOLD CORP.
“Clive T. Johnson”

President and Chief Executive Officer
Qualified Person

Tom Garagan, Senior Vice President of Exploration for B2Gold, a qualified person under NI 43-101, has approved the exploration information contained in this news release.

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including projections of future financial and operational performance; statements with respect to future events or future performance; production estimates and guidance, including the Company’s projected gold production of between 530,000 to 570,000 ounces in 2017 (including pre-commercial production from Fekola of between 50,000 and 55,000 ounces) and projected gold production of between 925,000 and 975,000 ounces in 2018; projected operating and production costs and guidance; estimates of capital expenditures and planned investments and budgets; and statements regarding anticipated exploration, development, construction, production, permitting and other activities of the Company, including: the Fekola Project being approximately three months ahead of schedule and beginning production in October 2017; the first gold pour at Fekola being by or about mid-October 2017; Fekola achieving commercial production and producing 50,000 to 55,000 ounces of gold by the end of 2017; Fekola producing between 400,000 and 410,000 ounces of gold at an operating cost of approximately $354 and AISC of $609 per ounce of gold in 2018; the estimates, projections and anticipated results in the OFS LoM plan and the new LoM plan, including the projection in the new LoM plan of higher mill throughput and annual gold production, lower operating costs per ounce and AISC per ounce compared to the OFS; the Fekola Project being on budget; the estimated pre-construction and construction costs at Fekola and the cost to relocate the village of Fadougou; the State of Mali exercising its option to acquire an additional 10% interest in the Fekola Project, for an aggregate 20% interest; the results of future exploration; the potential to identify additional mineral resources and to convert existing and new mineral resources into mineral reserves and to extend anticipated mine life; the potential to extend the current Fekola LoM by 3 years and 900,000 ounces; the potential for mineralization to extend north of the current Fekola resource and for exploration to expand the resource at Fekola; the potential to extend the Fekola pit to the north and mine a portion of Kiwi and Fekola Deeps zones by open pit or underground; exploration plans including future drilling; future cash flows; the amendment of the Fekola Mining Convention; expectations of future growth and profitability and the adequacy of capital for continued operations. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and the Company’s common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in the Company’s feasibility studies; risks related to ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; availability of financing and financing risks; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; regulatory, political and country risks; the final outcome of the Department of Environment and Natural Resources audit; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures:

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available under B2Gold’s corporate profile at www.sedar.com and at www.sec.gov or on its website at www.b2gold.com, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates such measures. National Instrument 43-101

Cautionary Note to United States Investors:

The Company has prepared its public disclosures in accordance with Canadian securities laws, which differ in certain respects from U.S. securities laws. In particular, this news release refers to “mineral resources”, “indicated mineral resources” and “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource”, “indicated mineral resource” or an “inferred mineral resource” will ever be converted into a “reserve.”

In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Currency: All amounts in this news release are expressed in United States dollars, unless otherwise stated.

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by the Company.